Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	9 Months
	Ended
	Sep. 30,	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings, as defined:
Income from Continuing Operations Before
Income Taxes	$1,541	$2,201	$1,239	$538	$1,273	$1,230
Adjustment to reflect earnings from equity method
investments on a cash basis		1	7	1		2
	1,541	2,202	1,246	539	1,273	1,232

Total fixed charges as below	782	1,022	698	513	568	609
Less:
Capitalized interest	37	51	30	43	57	55
Preferred security distributions of subsidiaries
on a pre-tax basis	5	23	21	24	27	23
Interest expense and fixed charges related to
discontinued operations		3	12	15	16	39
Total fixed charges included in Income from
Continuing Operations Before Income Taxes	740	945	635	431	468	492

Total earnings	$2,281	$3,147	$1,881	$970	$1,741	$1,724

Fixed charges, as defined:
Interest charges (a)	$754	$955	$637	$446	$518	$565
Estimated interest component of operating rentals	23	44	39	42	22	21
Preferred security distributions of subsidiaries
on a pre-tax basis	5	23	21	24	27	23
Fixed charges of majority-owned share of 50% or
less-owned persons			1	1	1

Total fixed charges (b)	$782	$1,022	$698	$513	$568	$609

Ratio of earnings to fixed charges	2.9	3.1	2.7	1.9	3.1	2.8
Ratio of earnings to combined fixed charges and
preferred stock dividends (c)	2.9	3.1	2.7	1.9	3.1	2.8

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.
(c)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

183